05059643

Form 11-K

ANNUAL REPORT PURSUANT TO SECTION
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

Commission File Number: 0-11595

The Merchants Bank 401(k)
Employee Stock Ownership Plan
(Full Title of the Plan)

Merchants Bancshares, Inc.
(Name of issuer of the securities held pursuant to the plan)

275 Kennedy Drive
South Burlington, Vermont 05403
(Address of principal executive office)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Merchants Bank
401(k) Employee Stock Ownership Plan

Date 6/29/05

By [signature]
Thomas Havers
Senior Vice President of Merchants Bank, sponsor of The Merchants Bank 401(k) Employee Stock Ownership Plan

Date 6/29/05

By [signature]
Janet Spitler
Chief Financial Officer of Merchants Bank, sponsor of The Merchants Bank 401(k) Employee Stock Ownership Plan

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
December 31, 2004 and 2003

TABLE OF CONTENTS

McSOLEY McCOY & CO.
certified public accountants and business advisors

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Report of Independent Registered Public Accounting Firm

To the Retirement Committee
The Merchants Bank 401(k) Employee Stock Ownership Plan
South Burlington, Vermont

We have audited the accompanying statements of net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan (the "Plan") as of December 31, 2004 and 2003 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Merchants Bank 401(k) Employee Stock Ownership Plan at December 31, 2004 and 2003, and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the 2004 basic financial statements taken as a whole. The 2004 information included in the supplemental schedules are presented for purposes of additional analysis and are not a required part of the 2004 basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The information in the supplemental schedules has been subjected to the auditing procedures applied in the audit of the 2004 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2004 basic financial statements taken as a whole.

McSoley McCoy & Co.

April 29, 2005
VT Reg. No. 92-349

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2004 and 2003

	2004	2003
Assets:		
Investments at fair value (note 3):		
Corporate stock - Merchants Bancshares, Inc., plan sponsor (note 6)	$ 15,641,461	$ 16,280,160
Equity mutual funds	8,777,261	6,407,933
Money market funds	3,362,455	947,056
Participant loans	495,508	544,644
Total investments at fair value	28,276,685	24,179,793
Cash	59,202	16,592
Total assets	28,335,887	24,196,385
Liabilities:		
Due to brokers	-	134
Total liabilities	-	134
Net assets available for plan benefits	$ 28,335,887	$ 24,196,251

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2004

	Participant Directed Funds	Loan Fund	Total
Additions to net assets attributed to:			
Investment income:			
Net depreciation in fair value of investments (note 3)	$ (122,017)	$ -	$ (122,017)
Interest and dividend income	3,299,057	-	3,299,057
Total investment income	3,177,040	-	3,177,040
Contributions:			
Participant contributions	960,917	-	960,917
Employer contributions	935,889	-	935,889
Total contributions	1,896,806	-	1,896,806
Loan repayments	269,813	(269,813)	-
Total additions	5,343,659	(269,813)	5,073,846
Deductions from net assets attributed to:			
Benefits paid to participants	(866,937)	(52,482)	(919,419)
Loans to participants	(273,159)	273,159	-
Fees and commissions	(14,791)	-	(14,791)
Total deductions	(1,154,887)	220,677	(934,210)
Net increase (decrease) for the year	4,188,772	(49,136)	4,139,636
Net assets available for plan benefits:			
Beginning of the year	23,651,607	544,644	24,196,251
End of the year	$ 27,840,379	$ 495,508	$ 28,335,887

The accompanying notes are an integral part of these financial statements.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2003

	Participant Directed Funds	Loan Fund	Total
Additions to net assets attributed to:			
Investment income:			
Net appreciation in fair value of investments (note 3)	$ 5,165,612	$ -	$ 5,165,612
Interest and dividend income	704,782	-	704,782
Total investment income	5,870,394	-	5,870,394
Contributions:			
Participant contributions	837,432	-	837,432
Employer contributions	818,617	-	818,617
Total contributions	1,656,049	-	1,656,049
Loan repayments	202,269	(202,269)	-
Total additions	7,728,712	(202,269)	7,526,443
Deductions from net assets attributed to:			
Benefits paid to participants	(219,171)	(22,930)	(242,101)
Loans to participants	(279,923)	279,923	-
Fees and commissions	(2,955)	-	(2,955)
Total deductions	(502,049)	256,993	(245,056)
Net increase for the year	7,226,663	54,724	7,281,387
Net assets available for plan benefits:			
Beginning of the year	16,424,944	489,920	16,914,864
End of the year	$ 23,651,607	$ 544,644	$ 24,196,251

The accompanying notes are an integral part of these financial statements.

(1) Description of Plan

The following description of The Merchants Bank 401(k) Employee Stock Ownership Plan ("the Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

(a) General - Effective January 1, 1990, The Merchants Bank ("the Bank") established The Merchants Bank 401(k) Employee Stock Ownership Plan, as a replacement plan for The Merchants Bank Employee Stock Ownership Plan originally established January 1, 1980. Effective October 1, 2002, the trustee of the Plan is the Charles Schwab Trust Company ("the Trustee"). The Plan covers the employees of the Bank and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Effective January 1, 2004, the Plan was amended for treatment of a special dividend which was declared on shares of Mechants Bancshares, Inc. stock with a record date and payment date in December 2004. This amendment allowed participants and beneficiaries to elect, with respect to all or a portion of the cash dividend, either (i) to have the cash dividend paid to the Plan and distributed in cash to them no later than 90 days after the end of the Plan year ended December 31, 2004 or (ii) to have the cash dividend paid to the Plan and reinvested in Bank stock. If a participant failed to make an election by the specified date, then option (ii) automatically applied to the whole cash dividend.

(b) Eligibility - All employees at least nineteen years old are eligible to participate in the Plan on the first entry date following the date the employee has completed at least six consecutive months of service regardless of the hours of service. The entry dates are January 1, April 1, July 1, and October 1 of each Plan year.

(c) Contributions - Contributions to the Plan are made by both the Bank and the employee. An individual employee may elect to contribute a percentage of his or her compensation not to exceed 75%. The Bank's matching contribution is made on a discretionary basis, as a percentage of employee contributions or in any amount set by the Board of Directors of the Bank annually and communicated to the participants prior to the first day of the Plan year to which the Bank matching contribution shall apply. In addition, employees can make a supplemental contribution which will not be matched by the Bank. In 2004 and 2003, the Bank matched employee contributions each pay period at 200% ($2.00 for each $1.00) up to 4.5% of an employee's compensation. Contributions are subject to certain Internal Revenue Service limitations.

Description of Plan (continued)

(d) Participant Accounts – Each participant's account is credited with the participant's basic and any rollover or after-tax contributions and his or her allocation of (a) the Bank's contribution; and (b) investment earnings attributable to such contributions. The allocation of the Plan's earnings is based on participants' account balances. Participants direct contributions among a number of investment choices including Plan sponsor stock, equity mutual funds, bond funds, and a money market fund. Bank contributions are automatically invested in accordance with the participant's investment direction for his or her account.

(e) Vesting - Participants are immediately vested with respect to their contributions and the Bank's matching contributions made after December 31, 1989.

(f) Forfeitures - Forfeitures are used to reduce Bank administrative expenses.

(g) Payment of Benefits and Withdrawals - Distributions from the Plan will be made in cash and or Merchants Bancshares, Inc. common stock, based on the participant's election at the time of distribution.

(h) Participant Loans - All participants may borrow against their accounts. Loans shall not be less than $1,000 nor greater than the lesser of (1) $50,000, reduced by the excess of the highest outstanding loan balance during the preceding twelve month period over the outstanding loan balance on the date the loan is made, or (2) one half of the present value of the participant's vested nonforfeitable accrued benefits under the Plan. Loans carry an annual interest rate of 1% over the Bank's prime rate. Only two loans per participant may be outstanding at any time. Loans are repaid over a period not greater than 60 months.

(i) Administrative Expenses - Plan expenses are offset by forfeitures. All plan expenses in excess of forfeitures are paid for by the Plan sponsor.

(2) Summary of Significant Accounting Policies

(a) Accrual Basis - The accounting records of the Plan are maintained on the accrual basis of accounting.

(b) Investments and Investment Income - Investments are held and maintained by the Plan trustee and are reported at fair value. Investments other than participant loans are valued at quoted market prices in an active market as of the close of business on the last day of the year. Participant loans are valued at estimated fair market value.

Securities transactions are recognized on the trade date (the date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

Summary of Significant Accounting Policies (continued)

(c) Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Risks and Uncertainties – The Plan provides for various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

(3) Investments

The fair values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2004 and 2003 are as follows:

	2004	2003
Merchants Bancshares (538,989 shares in 2004 and 534,395 shares in 2003)	$ 15,641,461	$16,280,160
Schwab Institutional Advantage Money Market	3,362,455	947,056
PIMCO Total Return Fund (155,199 shares in 2004 and 120,721 shares in 2003)	1,655,978	1,292,943
	$20,659,894	$18,520,159

Net appreciation (depreciation) in the fair value of investments during the years ended December 31, 2004 and 2003 are as follows:

	2004	2003
Mutual funds	$ 626,964	$ 958,538
Common stock - Merchants Bancshares, Inc.	(748,981)	4,207,074
	$ (122,017)	$ 5,165,612

On December 17, 2004, the board of directors approved a $4.50 special dividend payable to shareholders of record as of close of business on December 10, 2004. This special dividend resulted in the Plan receiving $2,452,797 on December 17, 2004 in cash dividends.

(4) Tax Credit Payroll-Based Employee Stock Ownership Provision (PAYSOP)

In 1982, the Board of Directors adopted a tax credit employee stock ownership plan provision. Under the provisions of former Code Section 41 of the Internal Revenue Code, the Bank received tax credits for its PAYSOP contributions to the Plan. PAYSOP participant account balances are included in the 401(k) ESOP Fund.

(5) Income Tax Status

The Plan obtained its latest determination letter dated March 21, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements.

(6) Related Party Transactions

At December 31, 2004 and 2003, participant directed investments included $15,641,461 and $16,280,160 of Merchants Bancshares, Inc. common stock, the Plan sponsor's parent. These amounts represent 55% and 67% of the net assets available for plan assets at December 31, 2004 and 2003, respectively. This concentration of investment in stock of the Plan sponsor could potentially expose the Plan to more risk.

(7) Plan Termination

The Bank intends to continue the Plan indefinitely; however, the Plan is voluntary on the part of the Bank and the Bank reserves the right to modify or terminate the Plan at any time. In the event of Plan termination, participants will remain 100% vested in their accounts, net of any expense to the Plan.

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2004

Schedule H, line 4i - Schedule of Assets (Held at End of Year)

Plan Sponsor : *Merchants Bank*

Administrator's EIN: 03-0141230
Plan number: 002

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Schwab Institutional Advantage Money Fund	3,362,455 Units		$ 3,362,455
	Artisan International Fund	42,910 Shares		950,016
	Artisan Midcap Fund	27,732 Shares		819,765
	AXA Rosenberg US Smallcap Institutional	39,216 Shares		543,924
*	Merchants Bancshares	538,989 Shares		15,641,461
	Harbor Capital Appreciation Fund	10,322 Shares		295,940
	Legg Mason Value TR Income Fund	6,767 Shares		481,205
	Longleaf Partners Fund	13,553 Shares		424,473
	Loomis Sayles Bond Fund	48,686 Shares		672,834
	Oakmark Fund Harris Association	26,023 Shares		1,086,966
	Oakmark Global Fund	1,564 Shares		34,110
	PIMCO Total Return Fund	155,199 Shares		1,655,978
	Selected American Shares Fund	15,607 Shares		575,432
	TCW Galileo Select Equities Fund	20,702 Shares		405,350
	Thornburg International Fund	13,085 Shares		271,254
	Vanguard Bond Index Fund	34,639 Shares		351,235
	Vanguard Total Return Bond Market Index Fund	20,329 Shares		208,779
*	Participant Loans	5.00% - 10%	-	495,508
				$ 28,276,685

THE MERCHANTS BANK
401(k) EMPLOYEE STOCK OWNERSHIP PLAN
Schedule H, line 4j - Schedule of Reportable Transactions
December 31, 2004

Schedule H, line 4j - Schedule of Reportable Transactions

Plan Sponsor : Merchants Bank

Administrator's EIN: 03-0141230
Plan number: 002

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase Price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)
Schwab Institutional Advantage Money Market Fund	Money Market	2,452,797	-	-	-	2,452,797	2,452,797	-

McSOLEY McCOY & CO.
certified public accountants and business advisors

110 Kimball Avenue, Suite 250
South Burlington, VT 05403
Phone (802) 658-1808
Fax (802) 658-1779

Exhibit A

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-41051) and Form S-8 (Nos. 333-34869, 333-34871, and 333-18845) of Merchants Bancshares, Inc. of our report dated April 29, 2005 appearing in this Annual Report on Form 11-K of The Merchants Bank 401(k) Employee Stock Ownership Plan for the year ended December 31, 2004.

McSoley McCoy & Co.

June 29, 2005
South Burlington, Vermont
VT Reg. No. 92-349